Cane Clark llp				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

January 9, 2006

Via Fax & U.S. Mail

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 4561

Attn: Mr. Paul Fischer

RE: MV Fund II, LLC (the “Company”)
Post Effective amendment One to Form S-1
File No. 333-115444
Filed on December 23, 2005

We write on behalf of MV Fund II, LLC in response to Staff’s letter of January 5, 2006 by Mr. Michael McTiernan, Special Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form S-1

1. Because the purpose of MV Fund II, LLC is to invest in mortgage loans where the collateral is real property located in the United States, it appears that the appropriate Securities Act Form for this offering is Form S-11, as opposed to Form S-1. Please amend your registration statement to Form S-11, and address all applicable item requirements.

In response to this comment, the Company has made the requested change to form S-11 as discussed.

Guide 5 - Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships

2. Pursuant to Item 1 of Guide 5, please revise to include summary cover page risk factor disclosure. In addition, revise the prospectus cover to include a tabular presentation of fund proceeds ona minimum/maximum basis.

In response to this comment, the Company has added the minimum requirement for the offering into the existing table. The Company further notes that it had previously provided information as required by item 1 of Guide 5 regarding the most significant risk factors (conflicts and limited transferability) on the cover page as requested.

3. Provide all applicable prior performance information reuired by Guide 5, Item 8. Refer to Securities Act Release 6900. If you do not believe an item to be applicable, please advise us why. We may have further comments.

In response to this comment, the Company advises that it’s Manager and its Manager’s affiliates have no prior involvement in any program involving the raising of funds for passive investors. Consequently, there is no prior history of performance that needs to be disclosed under Item 8 of Guide 5. We note that this lack of prior history of performance is disclosed in the prospectus, most prominently on page 8 of the summary section.

4. Pursuant to Item 18 of Guide 5, please revise the plan of distribution to address whether sponsor acquisitions of shares, if any, will be included towards the satisfaction of the minimum offering requirements.

In response to this comment, the Company advises that contributions of the Manager and/or the manager’s affiliates will not be used toward the satisfaction of the minimum offering requirements. This information has been added to the plan of distribution section on page 30 to reflect this fact.

5. Pursuant to item 19.D of Guide 5, any sales literature that is to be used must be filed supplementally with the staff, including sales literature intended for broker-dealer use only. If you intend to use these materials, please submit them with your next filing.

In response to this comment, the Company does not have any sales literature at this time, but agrees to provide your office with a copy of any such literature that is developed prior to any distribution in the future.

Prospectus Cover Page

6. We note that your securities will be offered on a continuous basis. As a result, please revise to check the Rule 415 box to the facing page of your registration statement.

In response to this comment, the Company has made the requested change.

Summary Information - page 7

Estimated Use of Proceeds of Offering - page 8

7. We note that there is a $500,000 minimum amount that must be raised in order to begin the fund’s operation. Please revise to include the date by which the amount must be raised. also, disclose the time frame within which funds will be returned to investors if the minimum number of units is not sold.

In response to this comment, the Company has made the requested change on page 9 under the Estimated Use of Proceeds Section and where appropriate throughout the document (See Cover page and pages 12-13).

Undertakings

8. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

In response to this comment, the Company has made the requested changes.

Sincerely,

CANE CLARK LLP

/s/ Kyleen Cane
Kyleen Cane, Esq.

KEC/csj